UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: July 2026

Commission file number: 001-36578

ENLIVEX LTD.

(Translation of registrant’s name into English)

14 Einstein Street, Nes Ziona, Israel 7403618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Securities Purchase Agreement

On July 27, 2026, Enlivex Ltd., a company organized under the laws of the State of Israel (the “Company”), entered into a securities purchase agreement (the “Securities Purchase Agreement”) with a single institutional investor, the Rain Foundation, which manages the ecosystem and tokenomics for the RAIN token and is an existing shareholder of the Company (the “Purchaser”), pursuant to which the Company has agreed to sell and issue to the Purchaser in a private placement (the “Private Placement”) an aggregate of $400,000,000 of ordinary shares, par value NIS 6.00 per share, of the Company (the “Ordinary Shares” and such Ordinary Shares issued in the Private Placement, the “Shares”), or pre-funded warrants in lieu of Shares to purchase Ordinary Shares (the “Pre-Funded Warrants” and the Ordinary Shares issuable upon exercise thereof, the “Pre-Funded Warrant Shares” and, together with the Shares and the Pre-Funded Warrants, the “Securities”). The purchase price for the Shares may be paid in U.S. dollars, Tether (USDT), USD Coin (USDC), RAIN tokens or a combination thereof; provided, that the purchase price is $5.00 per Share (or $4.999 per Pre-Funded Warrant in lieu thereof) for amounts paid in U.S. dollars, USDT or USDC, and $6.00 per Share (or $5.999 per Pre-Funded Warrant in lieu thereof) for amounts paid in RAIN tokens. The Purchaser has elected to fund the purchase price using RAIN tokens, and the Purchaser has the right to change such election at any time prior to the closing of the Private Placement and instead fund some or all of the purchase price using USDT, USDC or USD.

Upon issuance, each Pre-Funded Warrant will have an exercise price of $0.001 per Ordinary Share, will be immediately exercisable and may be exercised at any time with no expiration date. The exercise price and the number of Pre-Funded Warrant Shares issuable upon exercise of each Pre-Funded Warrant are subject to appropriate adjustment in the event of certain share dividends, share splits, share combinations or similar events affecting the Ordinary Shares. The Pre-Funded Warrants may not be exercised if, after giving effect to such exercise, the aggregate number of Ordinary Shares beneficially owned by the holder thereof (together with its affiliates and certain attribution parties) would exceed a specified beneficial ownership limitation; provided, however, that a holder may increase or decrease such beneficial ownership limitation by giving notice to the Company (with any increase becoming effective only after 61 days), but not to any percentage in excess of 24.9%.

The Securities Purchase Agreement further provides the Company with the right, but not the obligation, to require that the Purchaser purchase from the Company up to an additional $400 million of Ordinary Shares (or pre-funded warrants in lieu thereof) at the same purchase prices described above (the “Put Option” and the securities issuable upon exercise thereof, the “Put Securities”). The Company may exercise the Put Option at any time and from time to time during the period commencing on the closing date of the Private Placement (the “Closing Date”) and ending on the earliest of the thirty-six (36) month anniversary thereof, the date on which the applicable commitment amount has been fully purchased by the Purchaser, and the date on which the Put Option is terminated by mutual written agreement. The Company has no obligation to exercise the Put Option, and the Purchaser has no right to require the Company to do so. Any portion of the Put Option not exercised prior to its expiration earlier termination will automatically terminate.

Pursuant to the Securities Purchase Agreement, the Purchaser has agreed that, subject to customary exceptions for certain permitted transfers, it will not sell or otherwise transfer any of the Securities it acquires in the Private Placement (the “Restricted Shares”) during the period beginning on the Closing Date and expiring (i) with respect to 20% of the Restricted Shares, on the date on which the Resale Registration Statement is declared effective and (ii) with respect to the remaining 80% of the Restricted Shares, ratably on a daily basis over the six-month period commencing on the six-month anniversary of such effective date.

The closing of the Private Placement is subject to the approval of the Company’s shareholders of the issuance of the Securities and the Put Securities for purposes of Section 274 of the Israeli Companies Law, 1999 and Nasdaq Listing Rules 5635(a) and 5635(b). The Company has agreed to use commercially reasonable efforts to call and hold a meeting of its shareholders for such purpose on or prior to the sixtieth (60th) day following the date of the Securities Purchase Agreement. The Company has the right to terminate the Securities Purchase Agreement, in its sole discretion, (i) at any time prior to receipt of such shareholder approval, or (ii) if the Closing Date shall not have occurred by the earlier of (x) the fifth trading day following the date of receipt of shareholder approval and (y) the 180th day immediately following the date of the Securities Purchase Agreement.

The Company expects to use the proceeds of the Private Placement in furtherance of its long-term digital asset treasury strategy designed to support its operational needs while aligning its reserve management practices with the development of the RAIN ecosystem. Pursuant to the Securities Purchase Agreement, the Company has agreed to use substantially all of the net proceeds received from the Private Placement in U.S. dollars, USDT and USDC to fund the acquisition of RAIN and otherwise in furtherance of its treasury reserve policy, as well as to pay all transaction fees and expenses and to repay outstanding indebtedness. Any net proceeds received in RAIN will be deposited into the Company’s RAIN treasury wallets.

The Securities Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, other obligations of the parties and termination provisions.

Pursuant to the Securities Purchase Agreement, the Company has agreed to certain restrictions on the issuance and sale of the Company’s securities for a period beginning on the date of the Securities Purchase Agreement until the thirtieth (30th) day following the Closing Date.

The offer and sale of the Securities and the Put Securities have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws and have been offered and will be sold pursuant to the exemption from registration provided for under Section 4(a)(2) of the Securities Act or Rule 506 of Regulation D promulgated thereunder. The Company relied on this exemption from registration based in part on representations made by the Purchaser, including that the Purchaser is an “accredited investor” as defined in Rule 501(a) promulgated under the Securities Act. Neither the Securities nor the Put Securities may be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Registration Rights Agreement

In connection with the Private Placement, the Company and the Purchaser have agreed to enter into a Registration Rights Agreement on the Closing Date (the “Registration Rights Agreement”), providing for the registration of the Shares and the Pre-Funded Warrant Shares for resale on a registration statement (the “Resale Registration Statement”) to be filed by the Company with the Securities and Exchange Commission (the “SEC”) no later than the 30th calendar day following the Closing Date. The Company has agreed to use reasonable best efforts to cause the Resale Registration Statement to be declared effective as promptly as possible and to keep the Resale Registration Statement continuously effective until the earlier of (i) the date on which the Purchaser shall have resold or otherwise disposed of all the securities covered thereby, or (ii) the date on which the Securities may be resold by the Purchaser without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information requirement under Rule 144 or any other rule of similar effect.

The foregoing descriptions of the Securities Purchase Agreement, Registration Rights Agreement and the Pre-Funded Warrant are only summaries and are qualified in their entirety by reference to the complete text of the forms of Securities Purchase Agreement, Registration Rights Agreement and Pre-Funded Warrant, which are filed as Exhibit 10.1, Exhibit 10.2 and Exhibit 4.1, respectively, to this Current Report on Form 6-K and incorporated by reference herein.

The information contained in this Current Report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Forms S-8, F-3 and F-3MEF (File No. 333-256799, File No. 333-232413, File No. 333-232009, File No. 333-252926, File No. 333-286956, File No. 292417, File No. 333-294284 and File No. 333-295215), filed with the SEC.

Exhibit No.
4.1	Form of Pre-Funded Warrants
10.1	Securities Purchase Agreement
10.2	Form of Registration Rights Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlivex Ltd.
(Registrant)

By:	/s/ Oren Hershkovitz
Name:	Oren Hershkovitz
Title:	Chief Executive Officer

Date: July 28, 2026

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